EXHIBIT 20.1

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January 24, 2005

Dear BellaVista Shareholder:

I am writing to alert you to our upcoming communications as we approach the March 14, 2005 shareholder meeting.

Repurchase Offer

We have completed our liquidation analysis and are finalizing our repurchase offer. We expect to mail the offer before the end of this week. In making the upcoming offer, the company intends to provide a mechanism for shareholders to exit the investment without having to liquidate the company. This allows shareholders who recognize value in the company's business plan to continue their investment and preserve the assets (including tax free increases in share value from the net operating loss) that would be forfeited upon liquidation of the company.

Liquidation Proposal

Within the next month, you will receive BellaVista's proxy statement in answer to the liquidation proposal advanced by Messrs. Black and Johnson. The proxy statement will contain the Board of Directors' recommendation to shareholders regarding this proposal. In addition to its recommendation, the Board will include a discussion of the factors it considered in arriving at its conclusions.

Business Plan

The company has gone through a significant transformation during the past year. This includes right sized and significantly reduced operating expenses, the implementation of a rigorous due diligence process for new investments, diversification of the portfolio and four new performing investments that are delivering attractive returns. Therefore, we provide for your thoughtful consideration, the BellaVista Capital Business Plan which sets forth our investment strategy and financial projections for 2005 and beyond. Enclosed you will find a copy of that plan. We hope you find it informative and encourage you to call our offices at (650) 328-3060 if you have any questions.

On behalf of the Board of Directors, management and our staff, we are pleased with the significant progress we have made so far and are committed to deliver to you, our valued shareholder, the results that are presented in our business plan. Once you have reviewed our business plan, we hope that you share this enthusiasm and thank you for your continued support.

Sincerely,



Michael Rider                                                 Eric Hanke
President                                                     Vice President